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Exhibit (a)(5)(ii)

        For Immediate Release

Investor Contact:	Press Contact:
Nate Wallace	Sheila Blackwell
301-255-5059	301-255-5486
nate@manu.com	sblackwell@manu.com

Manugistics Group, Inc. Extends the Expiration Date for
its Tender Offer for its 5% Convertible Subordinated Notes Due 2007

        ROCKVILLE, Md.,—June 27, 2006—On June 2, 2006, Manugistics Group, Inc. (NASDAQ: MANU), a leading global provider of synchronized supply chain and revenue management solutions, announced that it commenced a cash tender offer to purchase any and all of its outstanding 5% Convertible Subordinated Notes Due 2007 (the "Notes") pursuant to (i) an Offer to Purchase, dated as of June 2, 2006, and (ii) an accompanying Letter of Transmittal.

        Manugistics announced today that it has extended the expiration date of the tender offer under the Offer to Purchase to 5:00 p.m., New York City time, on July 5, 2006 (as such date may be further extended, the "Expiration Date"). As of 5:00 p.m., New York City time, on June 26, 2006, Manugistics had received valid tenders from holders of approximately 1% of the outstanding Notes, which was not unexpected at this stage of the tender offer process.

        The purchase price for the Notes that are validly tendered (and not validly withdrawn) and accepted for payment on or before the Expiration Date will be equal to $1,000 for each $1,000 principal amount of Notes tendered, plus all accrued but unpaid interest on the Notes up to, but not including, the payment date. The payment date in respect of any Notes validly tendered (and not previously validly withdrawn) is expected to be promptly following the Expiration Date.

        The tender offer is subject to several conditions, including, among other things, (i) the consummation of the merger (the "Merger") of Stanley Acquisition Corp. ("Acquisition Corp."), a wholly-owned subsidiary of JDA Software Group, Inc. ("JDA"), with and into Manugistics pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of April 24, 2006, by and among JDA, Manugistics and Acquisition Corp.; (ii)(A) the termination of (1) that certain Loan and Security Agreement dated April 12, 2002 by and among Manugistics, Manugistics, Inc. and Silicon Valley Bank, as the same has been amended, modified and supplemented from time to time, (2) that certain Loan Agreement dated January 14, 2003 by and among Manugistics, Manugistics, Inc., Manugistics Atlanta, Inc. and Silicon Valley Bank, as the same has been amended, modified and supplemented from time to time and (3) that certain Loan and Security Agreement dated March 31, 2004 by and among Manugistics, Manugistics, Inc. and Silicon Valley Bank, as the same has been amended, modified and supplemented from time to time (collectively, the "Existing Credit Agreements") or (B) the receipt of appropriate waivers from the lenders under the Existing Credit Agreements to enable Manugistics to consummate the tender offer and (iii) the satisfaction of other customary conditions. The Merger is expected to close on July 5, 2006.

        Manugistics may amend, extend or terminate the tender offer in its sole discretion. The Notes are currently convertible into shares of Manugistics' common stock, par value $0.002 per share (the "Common Stock"), at a conversion price of $44.0625 per share, subject to adjustment. The last sale price of Manugistics' Common Stock on June 1, 2006, the last trading day prior to the launch of the tender offer, was $2.47 per share.

        The tender offer is being made pursuant to the Offer to Purchase and related materials, copies of which have been delivered to all noteholders, and a Supplement to Offer to Purchase, dated June 27, 2006, copies of which will be delivered to all noteholders. Persons with questions regarding the tender offer should contact Citigroup Corporate and Investment Banking., the Dealer Manager, at (212) 723-6106 or (800) 558-3745, MacKenzie Partners, Inc., the Information Agent, at (212) 929-5500

or (800) 322-2885 or American Stock Transfer & Trust Company, the Depositary, at (877) 248-6417 or (718) 921-8317.

        This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The tender offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the tender offer is required to be made by a licensed broker or dealer, they shall be deemed to be made by Citigroup on behalf of Manugistics.

About Manugistics Group, Inc.

        Manugistics powers the synchronized supply chain. Clients depend on Manugistics to position them one step ahead of demand. With Manugistics' unparalleled supply chain and revenue management solutions, clients achieve improved forecast and inventory accuracy and leverage industry leading pricing and yield management solutions to maximize profits while ensuring optimum supply for constantly changing demand. Its clients include industry leaders such as Boeing, Canadian Tire, Cingular, Circuit City, Coca-Cola Bottling, Coty International, DHL, Diageo, DSG International plc, DuPont, Eurostar Group Ltd., Georgia-Pacific, Great North Eastern Railway (GNER), Harley-Davidson, Harrah's Entertainment, H.J. Heinz, Limited Brands, Kraft Foods, Marriott, McCormick, Nestle, RadioShack, The Scotts Company, Sears Holdings Corp., Sinotrans, Unilever and Wickes Building Supplies. For more information, visit our website at www.manugistics.com.

FORWARD-LOOKING STATEMENT

        This release contains forward-looking statements that involve risks and uncertainties which could cause actual results to differ materially, including, but not limited to, the following: Manugistics' ability to obtain stockholder and regulatory approvals for the merger between Manugistics and JDA and to consummate the merger; Manugistics' ability to generate sufficient cash flow to meet its existing debt obligations and effectively conduct its business operations; the implementation of the Manugistics' exit and disposal plans and other cost reduction measures to align its cost structure with its revenue; effects from recent significant changes in the Manugistics' organizational structure and senior management; Manugistics' ability to motivate, hire and retain its highly skilled and qualified workforce; continued softness in the market for enterprise application software, as well as political upheaval and unrest; Manugistics' ability to overcome its difficulties in sales execution; Manugistics' ability to maintain its competitive place in the markets for its products and services, to keep pace with the rapid technological advances or to introduce new products or product versions that satisfy customer demand, achieve market acceptance or meet competitive challenges; and changes in Manugistics' competitive environment, including industry consolidation. More information about factors that potentially could affect Manugistics' financial results is included in Manugistics' filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2006. This information is accurate only as of the date of this release and Manugistics does not undertake any obligation to update any of the information contained herein.

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Manugistics Group, Inc. Extends the Expiration Date for its Tender Offer for its 5% Convertible Subordinated Notes Due 2007